NORTHERN DYNASTY MINERALS LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at April 27, 2010

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on June 10, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Northern Dynasty Minerals Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter listed in the Proxy form for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the Common Shares represented by the Proxy in their discretion.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) different from the persons designated in the VIF to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the “Board”) of the Company has fixed April 27, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of April 27, 2010, there were 93,772,558 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at April 27, 2010 are:

		Percentage of Issued Common
Shareholder Name (1)	Number of Common Shares Held	Shares

QIT-Fer et Titane Inc.(2) 1625 Marie-Victoria Rd. Sorel-Tracy, Quebec J3R 1M6 Canada	18,145,845	19.4%

Mitsubishi Corporation Mitsubishi Shoji Building 3-1 Marunouche 2-Chome, Chiyoda-ku, Tokyo 100-8086 Japan	10,179,800	10.9%

Notes:
(1)	The holdings information is derived from insider information publicly available at www.sedi.ca.
(2)	The Company has been advised that the shareholder is an affiliate of Rio Tinto Plc.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2009, report of the auditor, and related management discussion and analysis will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of votes cast at the Meeting in respect of the appointment of the Company’s auditors is required to pass the resolution thereof. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will tender his or her resignation, the ten nominees receiving the highest number of votes are elected, even if a director only gets one vote.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted “withhold”, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The Company currently has ten (10) directors. Mr. Dave Copeland has decided not to stand for re-election as a director at the Meeting. The Board has determined that nine (9) directors be elected to the Board at the Meeting. The following table and accompanying biographical information sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at April 27, 2010.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Scott D. Cousens Director Vancouver, British Columbia, Canada	Since June 1996	1,084,133 Common Shares 220,000 Options

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Robert A. Dickinson Chairman and Director Lions Bay, British Columbia, Canada	Since June 1994	3,420,083 Shares(1) 309,000 Options
David Elliott (3) Director Vancouver, British Columbia, Canada	Since July 2004	13,000 Shares 240,000 Options
Gordon J. Fretwell (4) Director West Vancouver, British Columbia, Canada	Since June 2004	Nil Shares 167,000 Options
Russell E. Hallbauer Director West Vancouver, British Columbia, Canada	Since April 2008	86,300 Shares(2) 157,500 Options
Wayne Kirk (5) Director Orcas, Washington, USA	Since July 2004	20,000 Shares 310,000 Options
Stephen V. Scott Director Vancouver, British Columbia, Canada	Since November 2007	Nil
Marchand Snyman Chief Financial Officer and Director Vancouver, British Columbia, Canada	Since August 2008	40,000 Shares 185,000 Options
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia, Canada	Since November 1995	2,095,838 Shares 331,500 Options

For more information about each director, please see “Biographical Information” below. Notes:

1.	Certain of these shares are held by United Mineral Services and 491038 BC Ltd, private companies that are wholly owned by Mr. Dickinson.

2.

Certain of these shares are held by 0709634 BC Ltd, 0709649 BC Ltd, and 079654 BC Ltd, private companies that are wholly owned by Mr. Hallbauer. Certain of these shares are held by Joan Hallbauer, spouse of Mr. Hallbauer.

3.	Mr. Elliott is the Chairman of the Audit Committee and a member of the Compensation Committee and Nominating and Governance Committee.

4.	Mr. Fretwell is the Chairman of the Compensation Committee and a member of the Audit Committee and Nominating and Governance Committee.

5.

Mr. Kirk is the Chairman of the Nominating and Governance Committee and a member of the Audit Committee and Compensation Committee. Mr Kirk is also Chairman of the Pebble Partnership Oversight Committee.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Inc.	Chairman and Director	November 2009	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board of Directors and Director

Robert A. Dickinson is an economic geologist who serves as a member of the management teams of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration –Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Inc.	Director	November 2009	Present

Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director of the Company, Taseko Mines Limited and Great Basin Gold Ltd., and audit committee chairman of the audit committees of the Company and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	June 2009
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Copper Corporation	Secretary	December 2008	Present
	Director	June 2001	Present
Benton Resources Corp.	Director and Secretary	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	August 2009
Coro Mining Corp.	Director	June 2009	Present
CVC Cayman Ventures Corp.	Director	May 2010	Present

Frontera Copper Corporation	Director	February 2009	June 2009
Golden Dory Resources Corp.	Secretary	August 2008	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd. (formerly Icon Industries Ltd.)	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	February 2010
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quadro Resources Ltd (formerly Tri-Gold Resources Corp.)	Chief Financial Officer	November 2005	January 2006
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rare Earth Metals Inc.	Secretary	December 2009	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006

RUSSELL HALLBAUER, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992 he became General Manager of the Quintette mine. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the province of British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is also a director of Hunter Dickinson Services Inc.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President, Chief Executive Officer and Director	July 2005	Present

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired Attorney and Professional Consultant. With over 40 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

STEPHEN V. SCOTT, CPA – Director

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He is currently General Manager Commercial, Rio Tinto Exploration, Project Generation Group, a position that he has held since 2005. Between 2000 and 2005, he held other senior managerial positions within the Rio Tinto plc group. Rio Tinto plc owns, or controls indirectly through affiliates, approximately 19.4% of Northern Dynasty’s outstanding shares. Mr. Scott is not an officer and/or director of any other public companies.

MARCHAND SNYMAN, CA (SA), CA (AUS) - Chief Financial Officer and Director

With over 12 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited, an Australian mining consulting firm providing advisory services to businesses in Australia, China, South Africa and the USA, from 2003 and 2006. Mr. Snyman was also General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer, from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. Mr. Snyman is also a director of Hunter Dickinson Services Inc.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director and Chief Financial Officer	August 2008	Present
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Heatherdale Resources Inc.	Chief Financial Officer	November 2009	Present

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, of Suite 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company. Deloitte & Touche LLP was first appointed auditor of the Company on April 21, 2009 by the Audit Committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit Committee Charter is contained in the Company’s Corporate Governance Policies and Procedures Manual and is available for download from the Company’s website: www.northerndynastyminerals.com.

The Audit Committee, consisting of David Elliott, Wayne Kirk and Gordon Fretwell, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, approves the appointment of the independent auditor (subject to shareholder approval), reviews and approves the professional services to be rendered by them and reviews fees for audit and non-audit services by the auditor. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Elliott, the Audit Committee’s chairman, is a Chartered Accountant and a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditor, Deloitte and Touche LLP, Chartered Accountants, has not provided any material non-audit services during the most recently-completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditor.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte and Touche LLP to the Company to ensure auditor independence. Fees incurred with DeVisser Gray (in year ended December 31, 2008) and with Deloitte and Touche LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2009	Fees paid to auditor in year ended December 31, 2008
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$226,000 Nil Nil Nil	$85,000 Nil Nil Nil
Total	$226,000	$85,000

Notes:
1.

“Audit Fees” include fees necessary to perform the annual audit and quarterly review of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on November 12, 2009. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading. A copy of the Manual is available for review at the Company’s website (www.northerndynastyminerals.com).

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Applicable governance policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of the Company is proposing nine (9) nominees to be elected to the office of director of whom three (3) of the nominees can be considered as “independent” directors. The “independent” nominees are David Elliott, Wayne Kirk and Gordon Fretwell. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Chairman of the Board and provides geological consulting services), Russell Hallbauer (provides engineering services), Marchand Snyman (Chief Financial Officer), Stephen Scott (employee of Rio Tinto plc, affiliate of 19.4% shareholder identified on page 4) and Ronald Thiessen (President and Chief Executive Officer).

All directors, independent and non-independent, except Mr. Scott, serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). Messrs. Copeland, Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDSI. As described in the Company’s Annual Information Form, HDSI is a private company which provides technical, geological, accounting and administrative services to, and until recently was equally owned by several publicly traded resource companies. HDSI employs members of the executive management of these companies (of which the Company is one) and HDSI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis.

The Board has a Nominating and Governance Committee that formalizes the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended re-election of the current Board. This Committee consists of David Elliott, Gordon Fretwell and Wayne Kirk, all of whom are independent (see above). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board members and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable governance policies requires that (i) committees (other than the Audit Committee) of the Board be composed of at least a majority of independent directors (ii) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, (iii) the Board’s Audit Committee be composed only of independent directors, and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (iv) the Audit Committee have direct access to the Company’s external auditor, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Pebble Partnership Oversight Committee.

Compensation Committee

The Board’s Compensation Committee consists of David Elliott, Gordon Fretwell and Wayne Kirk. The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under heading, Compensation of Executive Officers. The charter for the Compensation Committee is included in the Manual and is available for viewing at the Company’s website at www.northerndynastyminerals.com.

The function of the Compensation Committee includes the review, on an annual basis, of the compensation paid to the Company’s executive officers and to the directors, and to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee consisting of David Elliott, Gordon Fretwell and Wayne Kirk. The charter for the Nominating and Governance Committee is included in the Manual and is available for viewing at the Company’s website at www.northerndynastyminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing the effectiveness of board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Pebble Partnership Oversight Committee

The Board has a Pebble Partnership Oversight Committee of which the sole member currently is Wayne Kirk. The Committee’s function is to oversee the operations of the Pebble Limited Partnership on behalf of the Board.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of a listed corporation implement a process for assessing the effectiveness of the Board and its committees and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Refer to the description of the Nominating and Governance Committee above.

The following table sets forth the record of attendance of Board, Audit, Nominating and Governance and Compensation Committee meetings by Directors for the 12 months ended December 31, 2009.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
David J. Copeland	0 of 3	N/A	N/A	N/A
Scott D. Cousens	3 of 3	N/A	N/A	N/A
Robert A. Dickinson	3 of 3	N/A	N/A	N/A

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
David Elliott (1)	3 of 3	7 of 7	3 of 3	2 of 2
Gordon Fretwell (2)	2 of 3	7 of 7	3 of 3	2 of 2
Wayne Kirk (3)	2 of 3	7 of 7	3 of 3	2 of 2
Russell Hallbauer	3 of 3	N/A	N/A	N/A
Stephen Scott	3 of 3	N/A	N/A	N/A
Marchand Snyman	3 of 3	N/A	N/A	N/A
Ronald W. Thiessen	3 of 3	N/A	N/A	N/A

Notes:	(1)	Audit Committee Chairman.
	(2)	Compensation Committee Chairman.
	(3)	Nominating and Governance Committee Chairman.

Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has adopted a formal ethics policy which is included in the Manual and is available for download from the Company’s website (www.northendynastyminerals.com). The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended to the Board nine (9) current directors as nominees for election this year. See the description of the Nominating and Governance Committee above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee (the “Committee’) has the following duties, responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The Committee shall review director compensation at least annually.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	to recommend to the Board the range of increase or decrease in the annual base compensation for non- Officer personnel providing services to the Company.

(e)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

to periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	to provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	to administer the Company's stock option and other equity based compensation plans and determine the annual grants of stock options and other equity based compensation.

(j)	to recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee, composed of David Elliott, Gordon Fretwell and Wayne Kirk, all of whom are independent directors, met twice during the year which were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2009.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2009.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee, the members as aforementioned, being Gordon Fretwell, David Elliott and Wayne Kirk. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the PricewaterhouseCoopers Consulting Mining Industry Salary Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities.

The Compensation of the CEO is approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation. Bonus Compensation is awarded at the discretion of the Board and the Board will consider performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company's objective is to achieve certain strategic objectives and milestones such as the completion of a pre-feasibility study. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Equity Participation

The Company has a share option plan in place dated for reference June 20, 2006, as amended November 24, 2006 and May 20, 2008 (the “Plan”). The Plan was established to provide incentive to qualified persons to increase their proprietary interest in the Company, encourage the alignment of their interests with those of its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s Plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Total Return Index. The graph also shows the total NEO compensation paid over the same period.

Note:
(1)

The Company commenced trading on the TSX on October 30, 2007 and does not pay a dividend on its Common Shares. Prior to listing on the TSX the Company was listed for trading on the TSX Venture Exchange.

From the graph the trend in NEO compensation in the period 2004 -2007 has followed the performance of the Company’s Common Shares which was in line with the milestones achieved with the Company’s Pebble Project including the establishment of the Pebble Partnership with Anglo American plc. In 2008, the trend went against the significant decline in performance of the Company’s Common Shares due mainly to the additional time spent by executives providing services to the Pebble Partnership as it transitioned to its own management team. In 2009, total NEO compensation was lower than 2008 which was expected given that the Pebble Partnership had substantially all its senior management in place at its office in Anchorage, Alaska, USA.

Equity Participation – Option Based Awards

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The Compensation Committee approves stock options to facilitate consideration of targeted direct compensation to executive officers. Options are generally granted to corporate executives in the first quarter of each year as part of the annual compensation review. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is set in accordance with TSX policies and is based on the five-day volume weighted average closing price prior to the date of grant.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s two most recently completed financial years of December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens -ation ($)	Total compens -ation ($)
					Annual incentive plans ($)	Long- term incentive plans
Ronald W. Thiessen (1)(4) President & CEO	2009 2008	185,000 264,481	Nil Nil	384,000 600,660	Nil 150,000	Nil Nil	Nil Nil	Nil Nil	569,000 1,015,147
Marchand Snyman (1)(4) CFO	2009 2008	158,163 9,385	Nil Nil	320,000 140,145	Nil Nil	Nil Nil	Nil Nil	Nil Nil	478,163 149,531
Bruce Jenkins (2)(5) EVP Environmental Affairs	2009 2008	220,033 174,674	Nil Nil	105,570 297,550	Nil Nil	Nil Nil	Nil Nil	Nil Nil	325,603 472,224
Stephen Hodgson (1)(6) EVP Engineering	2009 2008	239,980 264,000	Nil Nil	155,250 297,550	Nil Nil	Nil Nil	Nil Nil	Nil Nil	395,230 561,550
Sean Magee (1)(7) EVP Public Affairs	2009 2008	167,038 200,000	Nil Nil	105,570 297,550	Nil Nil	Nil Nil	Nil Nil	Nil Nil	272,608 497,550

Notes:

(1)

Compensation for Messrs. Thiessen, Snyman, Hodgson and Magee are paid to Hunter Dickinson Services Inc (“HDSI”). The compensation amount shown is the amount paid by HDSI directly to the NEO based on the time spent by each NEO on the Company’s activities, including those of the Pebble Partnership.

(2)	Compensation for Mr. Jenkins services is paid to Sidev Holdings Ltd., a private company controlled by Mr. Jenkins.
(3)

The options granted in the 2009 financial year were granted pursuant to the Company’s Share Option Plan. In respect to the 2009 grant, a portion of the grant was determined to be replacement options for options that were cancelled with an exercise price of $7.25, $9.74, $10.32 and $10.95 respectively, which were granted in financial years prior to 2009. The Company determined that these replacement options, under International Financial Reporting Standards, conferred no incremental benefit to the option holders as the fair value as determined under the Black-Scholes option valuation model was less than the fair value of the options that were replaced at the date of grant. For compensation purposes, the value of the portion of the grant that were not replacement options has been used to determine the option based awards for 2009. The fair value has been determined using the Black-Scholes option valuation model on the date of grant using the following assumptions:

a.

Options granted to Board of Directors on February 2, 2009: expected life of 5 years; expected volatility of 62%; expected dividend yield of nil, and risk-free interest rate of 2.02%. The Black-Scholes grant date fair value for these awards granted was $2.56 per option, which represents 51.4% of the option exercise price;

b.

Options granted to other executives and employees on February 2, 2009: expected life of 3 years; expected volatility of 64%; expected dividend yield of nil, and risk-free interest rate of 1.58%. The Black-Scholes grant date fair value for these awards granted was $2.07 per option, which represents 41.4% of the option exercise price.

(4)	The total base salary compensation shown for Messrs. Thiessen and Snyman are paid by the Company through HDSI.
(5)	2% of the total base salary compensation shown for Messr. Jenkins is paid for by the Company and 98% is paid for by the Pebble Partnership.
(6)	The total base salary compensation shown for Messr. Hodgson is paid by the Pebble Partnership through HDSI.
(7)	45% of the total base salary compensation shown for Messr. Magee is paid for by the Company through HDSI and 55% is paid for by the Pebble Partnership through HDSI.

Messrs. Thiessen and Snyman do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Jenkins, Hodgson and Magee work on the Company's activities substantially on a full-time basis, which includes the activities of the Pebble Partnership.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2009, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (2) (#)	Option price ($)	exercise Option expiration date	Value of unexercised in-the-money options (2) ($)
Ronald W. Thiessen President and CEO	331,500	5.00	Feb.2.14	1,243,125
Marchand Snyman Chief Financial Officer	50,000 135,000	3.00 5.00	Oct.27.13 Feb.2.14	287,500 506,250
Bruce Jenkins EVP Environmental Affairs	7,200 163,500	3.00 5.00	Oct.27.11 Feb.2.12	41,400 613,125
Stephen Hodgson EVP Engineering	20,000 187,500	3.00 5.00	Oct.27.11 Feb 2.12	115,000 703,125
Sean Magee EVP Public Affairs	6,668 72,334	3.00 5.00	Oct.27.11 Feb 2.12	38,341 271,253

Notes:
(1)	During the year ended December 31, 2009, the Company cancelled options with an exercise price of $7.25, $9.74, $10.32 and $10.95 respectively, which were granted in financial years prior to 2009.
(2)	The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2009 ($8.75/share) underlying the option on the TSX and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald W. Thiessen President and CEO	Nil	Nil
Marchand Snyman Chief Financial Officer	70,000	Nil
Bruce Jenkins EVP Environmental Affairs	28,000	Nil

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Hodgson EVP Engineering	28,000	Nil
Sean Magee EVP Public Affairs	28,000	Nil

Note:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer all of whom have agreements with Hunter Dickinson Services Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2009 is:

Name	Fees earned ($)	Share-based Awards ($)	Option-based awards (4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
David Copeland (5)	Nil	Nil	256,000	Nil	Nil	Nil	256,000
Scott Cousens (2)	150,000	Nil	256,000	Nil	Nil	Nil	406,000
Robert Dickinson (2)	138,000	Nil	384,000	Nil	Nil	Nil	384,000
David Elliott (1)	42,500	Nil	256,000	Nil	Nil	Nil	298,500
Gordon Fretwell (1)	38,000	Nil	256,000	Nil	Nil	Nil	294,000
Russell Hallbauer (2)	35,000	Nil	256,000	Nil	Nil	Nil	291,000
Wayne Kirk (1)(3)	73,000	Nil	384,000	Nil	Nil	Nil	457,000
Stephen Scott	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
1.

Effective as of January1, 2008, each director of the Company who provides services independently of Hunter Dickinson Services Inc., and who is not an executive officer, is paid an annual director’s fee of: a) $35,000 Base Fee; b) $7,500 for the Audit Committee Chairman; and c) $3,000 for Compensation and Nominating and Governance Committee Chairman.

2.

Compensation for Messrs. Cousens, Dickinson and Hallbauer are paid through Hunter Dickinson Services Inc (“HDSI”). The compensation amount shown is the amount paid by HDSI directly to the Messrs. Cousens, Dickinson and Hallbauer based on the time spent by each of them on the Company’s activities.

3.

Mr. Kirk is sole member and Chairman of the Pebble Partnership Oversight Committee which is authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee chairman is entitled to receive an annual fee in the amount of $35,000.

4.

The options granted in the 2009 financial year were granted pursuant to the Company’s Share Option Plan. A portion of the grant was determined to be replacement options for options that were cancelled with an exercise price of $7.25, $9.74, $10.32 and $10.95 respectively, which were granted in financial years prior to 2009. The Company determined that these replacement options, under International Financial Reporting Standards, conferred no incremental benefit to the option holders as the fair value as determined under the Black-Scholes option valuation model was less than the fair value of the options that were replaced at the date of grant. For compensation purposes, the value of the portion of the grant that were not replacement options has been used to determine the option based awards for 2009. The fair value has been determined using the Black-Scholes option valuation model on the date of grant using the following assumptions: expected life of 5 years; expected volatility of 62%; expected dividend yield of nil, and risk- free interest rate of 2.02%. The Black-Scholes grant date fair value for these awards granted on February 2, 2009 was $2.56 per option, which was 51.4% of the option exercise price.

5.	Mr. Copeland is not standing for re-election as a director at the Meeting.

The following table sets out all option-based awards outstanding as at December 31, 2009 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards
Name	Number of securities underlying unexercised options (2) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (2) ($)
David J. Copeland (3)	220,000	5.00	Feb.02.14	825,000
Scott D Cousens	220,000	5.00	Feb.02.14	825,000
Robert A Dickinson	309,000	5.00	Feb.02.14	1,158,750
David Elliott	20,000 220,000	3.00 5.00	Oct.27.13 Feb.02.14	115,000 825,000
Gordon Fretwell	20,000 175,000	3.00 5.00	Oct.27.13 Feb.02.14	115,000 656,250
Russell Hallbauer	20,000 137,500	3.00 5.00	Oct.27.13 Feb.02.14	115,000 515,625
Wayne Kirk	40,000 20,000 270,000	5.35 3.00 5.00	Aug.22.13 Oct.27.13 Feb.02.14	136,000 115,000 1,012,500
Stephen Scott	Nil	Nil	Nil	Nil

Notes:
(1)	During the year ended December 31, 2009, the Company cancelled options with an exercise price of $7.25, $9.74, $10.32 and $10.95 respectively, which were granted in financial years prior to 2009.
(2)

The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2009 ($8.75/share) underlying the option on the TSX and the exercise price of the options.

(3)	Mr. Copeland is not standing for re-election as a director at the Meeting.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Copeland (2)	Nil	Nil
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil
David Elliott	28,000	Nil
Gordon Fretwell	28,000	Nil

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Russell Hallbauer	28,000	Nil
Wayne Kirk	44,400	Nil
Stephen Scott	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

(2)	Mr. Copeland is not standing for re-election as a director at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2008 Rolling Option Plan (the “Option Plan”) which was approved and ratified by shareholders on June 17, 2008. The Option Plan is administered by the Board’s Compensation Committee. The Option Plan provides that options may be issued to directors, officers, employees and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan and the Company's other previously established share compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised, additional options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of options available for granting to eligible optionees will increase. As at the date hereof there are options outstanding to purchase an aggregate of 4,546,618 Common Shares representing approximately 5% of Common Shares outstanding. A copy of the Option Plan will be available at the Meeting and a copy can be obtained from the Company.

The material terms of the current Option Plan are:

(a)

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b)

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any Plan participant is restricted by a black-out, or any such blackout extends to a date which is within 9 business days of the expiry of the option, the exercise date will be extended to 10 business days after the trading restrictions are lifted; and

(c)	The Plan and outstanding options may be amended by the Board without Shareholder approval in the following circumstances:

	(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

	(ii)	it may change the vesting provisions of an Option or the Plan;

	(iii)	it may change the termination provision of an Option or the Plan which does not entail an extension beyond the original Expiry Date of an Option;

	(iv)	it may add a cashless exercise feature payable in cash or common shares to the Plan;

	(v)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

	(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Plan to potential optionees.

The exercise price of an option will be set by the Compensation Committee at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated in accordance with TSX rules.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2009.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Option Plan)	5,212,444	$5.26	4,104,953
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,212,444	$5.26	4,104,953

Other note:

(1)

From January 1, 2010 to the date of this Information Circular, the Company has not granted any share purchase options. Since January 1, 2010, share purchase option holders have exercised 598,582 options and the Company has cancelled 67,244 options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2009, or has any interest in any material transaction in the current year other than as set out in a document already disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company which until recently was equally owned by several public companies, one of which is the Company. HDSI has certain directors in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 (the “Agreement”).

Pursuant to the Agreement an aggregate of approximately $1,588,217 was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2009.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	To elect directors for the Company for the ensuing year.

2.	To appoint the auditor for the Company for the ensuing year.

3.	To approve continuation of the Company’s Shareholder Rights Plan Agreement, as amended and restated on May 10, 2010; and

4.	To approve amendments to the Articles of the Company to allow for direct registration of securities.

A.	Amended and Restated Shareholder Rights Plan

Effective December 11, 2006 the Board adopted a shareholder rights plan (“2007 Plan”) which was approved by shareholders on June 7, 2007. Under the terms of the 2007 Plan, the 2007 Plan expires at the end of the Company’s 2010 annual shareholders meeting unless the shareholders of the Company agree to an extension of the Shareholder Rights Plan Agreement at the 2010 annual shareholders meeting. In May 2010 the Board decided to amend the 2007 Plan somewhat to take into account recent legal developments in respect of such plans and accordingly the Board is presenting for approval by shareholders an amended and restated plan rather than merely a resolution ratifying continuation of the 2007 Plan.

Accordingly, the Board has approved adoption of a 2010 shareholder rights plan agreement (the “2010 Rights Plan”) as amended and restated between the Company and Computershare Investor Services Inc., as Rights Agent, effective May 10, 2010 (the “Effective Date”). The Board’s objective in adopting the 2010 Rights Plan, as amended and restated, is to ensure the fair treatment of Shareholders in connection with any take-over bid for Common Shares of the Company. The 2010 Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The TSX granted conditional approval of the 2010 Rights Plan on May 10, 2010, but the Company must obtain shareholder approval to the 2010 Rights Plan prior to it becoming effective.

Purpose of Rights Plan

The primary objective of the 2010 Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the 2010 Rights Plan is a summary only. Reference is made to full text of the 2010 Rights Plan, a copy of which will be filed on SEDAR immediately upon approval by the TSX. As well, a copy of the 2010 Rights Plan will be available for inspection at the Meeting.

Issue of Rights

The Company will, assuming approval of the 2010 Rights Plan resolution, issue one right (a “Right”) in respect of each Common Share outstanding at the close of business (5:00 p.m.) on a date shortly after the Meeting to be determined by the Company in consultation with Computershare. These rights will be subject to cancellation of rights under the 2007 Plan. The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the 2010 Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $50.00 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the 2010 Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the 2010 Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	immediately after the Company’s annual meeting of shareholders to be held in 2013 unless at such meeting the duration of the 2010 Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid; and that no Common Shares will be taken up or paid for unless, at such date, more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Common Shares will be taken up or paid for under the bid: (i) for at least 60 days following the commencement of the bid; (ii) after such date, more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Common Shares may be deposited pursuant to such take-over bid at any time during the 60 day period described in (1)(i) of this paragraph, that any Common Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Common Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such 50% deposit and such take-over bid is to remain open for deposits and tenders of Common Shares for a minimum of 10 business days from the date of such public announcement;

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Common Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Subject to prior consent of the holders of Common Shares or Rights, all (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the 2010 Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the 2010 Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the 2010 Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the 2010 Rights Plan with respect to a particular bid, it will be deemed to have waived the 2010 Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the 2010 Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the 2010 Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the 2010 Rights Plan. In addition, any supplement or amendment to the 2010 Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the 2010 Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

In accordance with TSX policies, the 2010 Rights Plan must be approved by a majority of the votes cast at the Meeting within six months of the adoption of the 2010 Rights Plan by the Board.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that:

(a) the Shareholder Rights Plan Agreement (the “2010 Rights Plan”), as amended and restated as of May 10, 2010, as described in the Company’s Information Circular for the June 10, 2010 annual and special general meeting, be and is hereby ratified and approved;

(b) the Company be authorized to abandon the 2010 Rights Plan if the Company’s Board of Directors deems it appropriate and in the best interests of the Company to do so; and

(c) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends Shareholders vote in favor of the ratification and approval of the 2010 Rights Plan. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the ordinary resolution.

A copy of the 2010 Shareholder Rights Plan Agreement can be obtained by contacting the Company. A copy will also be available for review at the Meeting.

B.	Alteration to Articles

At the Meeting, Shareholders will be asked to approve certain alterations to the Company’s current Articles. The alterations are considered necessary to ensure that the Company’s corporate charter facilitates the use of uncertificated shares and electronic record keeping systems currently in use worldwide and which are being increasingly adopted in Canada.

The proposed alterations to the Company’s current Articles are necessary as a result of the amendments to the British Columbia Business Corporations Act (the “BCA”) which permit the use of electronic record-keeping and uncertificated securities. With the amendments to the BCA and as a result, the Company wishes to alter sections 2.3, 2.4, 2.6, 5.1, and 5.4 of its Articles. The alterations are intended to modernize the Company’s corporate charter to more readily permit the use of uncertificated shares and electronic trading.

The principal changes which are reflected in the proposed alterations to the Articles include the following:

1.

If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate. Shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

2.

Currently, the Articles provide that for a share transfer to be effective the Company must receive a “duly signed instrument of transfer”. In electronic delivery, in certain circumstances where transfers are effected by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company. The alterations permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a written instrument of transfer.

3.

Currently, the Articles provide that the instrument of transfer must be in the form approved by the directors. The alterations make the acceptance of the form of instrument of transfer by providing that the instrument of transfer be in a form either approved by the directors or by the transfer agent and registrar of the Company.

A complete copy of the proposed amended Articles, incorporating all deletions and additions, will be available for review at the Meeting. The Articles in their proposed amended form are also available upon request from the Secretary of the Company, Trevor Thomas, at (604) 684-6365.

Shareholder Approval of the Alterations to the Articles

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and if thought fit, pass, with or without variation, the ordinary resolution approving alteration of the Company’s Articles as set forth in Schedule “A” to this Information Circular.

An ordinary resolution is a resolution passed by a simple majority of the votes cast at the Meeting by the shareholders who voted in respect of that resolution either in person or by proxy.

The Board recommends that shareholders vote in favour of the resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution. The above ordinary resolution, if passed, will become effective immediately upon filing of the amended Articles together with the signed Minutes approving the Articles as amended, in the Company’s corporate records book.

ADDITIONAL INFORMATION

Additional information including financial information relating to the Company is included in the Company’s Annual Information Form and in the Annual Report containing the audited financial statements for the year ended December 31, 2009, auditor’s report, and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 10, 2010.

BY ORDER OF THE BOARD

Ronald W. Thiessen
President and Chief Executive Officer

SCHEDULE “A”

RESOLUTION APPROVING ALTERATIONS TO
THE ARTICLES OF NORTHERN DYNASTY MINERALS LTD.

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the following ordinary resolution approving alteration of the Company’s current Articles:

 “Resolved that, pursuant to section 259(6) of the Business Corporations Act (British Columbia), the following alterations to the Company’s Articles be authorized. Alterations are shown as underlined:

1.	Article 2, Shares and Share Certificates

(a)	amend clause 2.3 to read as follows:

“Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled on request, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. The Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.”

(b)	amend clause 2.4 to read as follows:

“Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share, may be sent to the shareholder by mail at the shareholder’s registered address or the shareholder’s duly authorized agent and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.”

(c)	amend clause 2.5 to read as follows:

“Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if the requirements of the Act are satisfied and it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and
(b)	any indemnity the directors consider adequate.”

2.	Article 5, Share Transfers

(a)	amend clause 5.1 to read as follows:

“Registering Transfers

5.1 A transfer of a share must not be registered unless the Company, or the Company’s transfer agent or registrar for the class or series of shares to be transferred has received:”

(b)	amend clause 5.1 (a) to read as follows:

“(a) except as exempted by the Act, a written instrument of transfer in respect of the share (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;”

(c)	amend clause 5.1 (b) to read as follows:

“if a share certificate or non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate; and”

(d)	amend clause 5.1 (c) to read as follows:

“(c) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and the right of the transferee to have the transfer registered.”

(e)	amend clause 5.2 to read as follows:

“Form of Instrument of Transfer

5.2 The instrument of transfer in respect of a share must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form approved by the directors or by the transfer agent or registrar for those shares from time to time.”

(f)	amend clause 5.4 to read as follows:

“Signing of Instrument of Transfer

5.4 If a shareholder, or shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

(a)	in the name of the person named as transferee in that instrument of transfer; or
(b)	if no person is so named, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.”

3. Any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise all such documents and to do all such other acts or things as such director or officer may determine necessary or advisable in connection with such alterations to the Company’s Articles, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.”